SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August, 2007

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on August 6, 2007 announcing "ECtel Reports Improvement in Second Quarter 2007 Results over Previous Quarter".  Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//____________________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  August 6, 2007

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Index to Exhibits

Exhibit No.                   Exhibit

1                                    Press Release issued August 6, 2007

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EXHIBIT 1

ECTEL REPORTS IMPROVEMENT IN SECOND QUARTER 2007

RESULTS OVER PREVIOUS QUARTER

- Improved top and bottom line performance over previous quarter

- Healthy order intake - Book-to-Bill surpasses one

ROSH HA'AYIN, Israel, August 6, 2007. ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue ManagementTM (IRMTM) solutions, today reported financial results for the second quarter ended June 30, 2007.

Second Quarter Highlights (compared with first quarter 2007)

o        Increase of 40% in revenues, reaching $5 million

o        Improved profitability with 43% decline in non GAAP net loss to $1.8 million

o        Healthy quarterly order intake with book-to-bill exceeding one

Revenues for the second quarter totaled $5.0 million, compared to $3.6 million in the first quarter of 2007 and $7.2 million for the second quarter of 2006.

Non-GAAP operating loss for the second quarter of 2007 was $2.1 million, compared to a non-GAAP operating loss of $3.4 million in the first quarter 2007 and non-GAAP operating income of $0.1 million for the second quarter of 2006.

Non-GAAP net loss for the second quarter of 2007 totaled $1.8 million, or 11 cents per share, compared with a non-GAAP net loss of $3.1 million, or 19 cents per share in the first quarter 2007, and non-GAAP net income of $0.6 million, or 3 cents per share, in the second quarter 2006.

ECtel's non-GAAP net income differs from results reported under U.S. GAAP. This is due to adjustments made for amortization of acquisition related intangible assets and share-based compensation expenses. The accompanying tables provide a full reconciliation from GAAP to Non-GAAP results.

Cash, cash equivalents, and marketable bonds and securities as of June 30, 2007 were $32.7 million or $1.96 per diluted share, compared to $36.1 million as of March 31, 2007.

"We are encouraged by our business and financial performance this quarter, over the first quarter 2007", commented Itzik Weinstein, President and CEO of ECtel. "We presented a steady improvement in all our main financial parameters over the previous quarter, with revenues up by 40% and net loss down substantially. In terms of business, this quarter we were encouraged by the growth in our order intake."

Mr. Weinstein concluded, "During the quarter we initiated several key measures, including increasing focus on the execution of sales and professional services, as well as enhancing our presence in our main strategic markets. We believe that these measures will serve as the foundation for improved future performance, with a view of returning to previous performance levels in coming quarters."

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Conference call

ECtel management will host a teleconference later today at 10:00 am EDT (9:00 am CDT, 7:00 am PDT, and 5:00 pm Israel time) to discuss its second quarter results.

To participate in the call, please dial one of the following numbers and request ECtel's second quarter 2007 Earnings Results Conference call:

From the United States:	1-888-407-2553
From Israel:	03-9180609
From the United Kingdom:	0-800-917-5108
All other international callers:	+972-3-918 0609

A Webcast replay of the earnings call will be available after the call on the Company`s web site at: www.ectel.com

About ECtel Ltd.

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product Framework features the world-leading fraud and revenue assurance products, FraudView® and RAP, that minimize operator revenue leakage across networks and operations support systems (OSSs). For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to guidance, plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to successfully execute a growth plan, to successfully materialize business opportunities, , the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F for the year ended December 31, 2006 and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to guidance and forward-looking statements to reflect events or circumstances following the date hereof or to reflect the occurrence of unanticipated events

Contacts:

Mickey Neumann Senior Vice President and CFO Tel: +972-3-9002102 Fax: +972-3-9002103 Email Mickeyne@ectel.com	Dana Rubin MarCom Manager Tel: +972-3-9002656 Fax: +972-3-9002103 Email: danar@ectel.com

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ECtel Ltd.

Consolidated Balance Sheets

$ in thousands

June 30,	March 31,	December 31
2007	2007	2006

Assets

Current assets

Cash and cash equivalents (including marketable bonds)	15,731	17,317	14,411
Short-term investments	7,135	9,144	11,441
Receivables:
Trade, net	7,264	5,917	8,926
Other	805	1,001	927
Related parties	33	315	353
Work in progress	483	417	353
Inventories	2,025	2,381	2,254

Total current assets	33,476	36,492	38,665

Long-term marketable securities

	9,823	9,626	11,278

Long-term other receivables	1,366	1,432	1,531

Property, plant and equipment, net

	2,274	2,230	2,342

Goodwill	11,322	11,322	11,322

Other assets, net	341	364	386

Total assets	58,602	61,466	65,524

Liabilities and Shareholders` Equity

Current liabilities

Trade payables	3,213	3,548	4,006
Related parties	12	6	18
Advances from customers	751	489	605
Other payables and accrued liabilities	6,740	7,628	8,433

Total current liabilities	10,716	11,671	13,062

Long-term liabilities
Liability for employee severance benefits	1,933	2,079	2,505

Total liabilities	12,649	13,750	15,567

Total shareholders` equity, net

45,953	47,716	49,957

Total liabilities and shareholders` equity

58,602	61,466	65,524

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ECtel Ltd.

Consolidated Statements of Operations - GAAP

$ in thousands except share and per share data

Three months ended		Six months ended		Three months
June 30,		June 30,		ended March 31,
2007	2006	2007	2006	2007

Revenues	4,964	7,151	8,515	13,826	3,551
Cost of revenues	2,709	2,813	4,784	5,394	2,075
Royalties to OCS	-	(16)	-	159	-

Gross profit	2,255	4,354	3,731	8,273	1,476

Research and development costs, net	1,212	1,051	2,506	2,039	1,294
Selling and marketing expenses	2,100	2,224	4,359	4,291	2,259
General and administrative expenses	1,191	1,133	3,342	1,806	2,151
Amortization of acquisition-related intangible assets	23	130	46	291	23

Operating loss	(2,271)	(184)	(6,522)	(154)	(4,251)
Financial income, net	353	456	635	870	282

Net (loss) income	(1,918)	272	(5,887)	716	(3,969)

Basic (loss) earnings per share	(0.12)	0.01	(0.35)	0.04	(0.24)
Diluted (loss) earnings per share	(0.12)	0.01	(0.35)	0.04	(0.24)

Weighted average number of shares outstanding used to compute basic (loss) earnings per share	16,663,746	18,221,546	16,656,576	18,202,570	16,649,405
Weighted average number of shares outstanding used to compute diluted (loss) earnings per share	16,663,746	18,642,827	16,656,576	18,739,086	16,649,405

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ECtel Ltd.

Consolidated Statements of Operations - NON-GAAP

$ in thousands except share and per share data

To supplement the consolidated financial results prepared in accordance with GAAP, we include Pro-forma Net Income (Loss), Pro-forma Basic Net Earnings (Loss) Per Share and Pro-forma Diluted Net Earnings (Loss) Per Share, which are non-GAAP financial measures. These non-GAAP financial measures consist of GAAP financial measures adjusted for acquisition related amortization of intangible assets and share-based compensation expenses. These non-GAAP financial measures exclude the effects of aforesaid elements because we believe these excluded costs are not related to our operating performance and measures. Also, it provides consistent and comparable measures to help investors understand our current and future operating performance that our management uses as a basis for planning and forecasting future periods.

These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies and should not be regarded as a replacement for corresponding GAAP measures.

The following table reconciles Pro-forma Net Income (Loss), Pro-forma Basic Net Earnings (Loss) Per Share and Pro-forma Diluted Net Earnings (Loss) Per Share to Net Income (Loss), Basic Net Earnings (Loss) Per Share and Diluted Net Earnings (Loss) Per Share, and the line items contributing to such figures, respectively, in each case the most directly comparable GAAP measure, ($ in thousands, except share and per share data).

Three months ended			Six months ended
June 30, 2007			June 30, 2007
GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Revenues	4,964	-		4,964	8,515	-		8515
Cost of revenues	2,709	(26)	(*)	2,683	4,784	(52)	(*)	4,732

Gross profit	2,255	26		2,281	3,731	52		3,783

Research and development costs, net	1,212	(7)	(*)	1,205	2,506	(13)	(*)	2,493
Selling and marketing expenses	2,100	(21)	(*)	2,079	4,359	(60)	(*)	4,299
General and administrative expenses	1,191	(70)	(*)	1,121	3,342	(844)	(*)	2,498
Amortization of acquisition-related intangible assets	23	(23)		-	46	(46)		-

Operating loss	(2,271)	147		(2,124)	(6,522)	1,015		(5,507)
Financial income, net	353	-		353	635	-		635

Net loss	(1,918)	147		(1,771)	(5,887)	1,015		(4,872)

Basic loss per share	(0.12)	(0.11)	(0.35)	(0.29)
Diluted loss per share	(0.12)	(0.11)	(0.35)	(0.29)

Weighted average number of shares outstanding used to compute basic loss per share	16,663,746	16,663,746	16,656,576	16,656,576
Weighted average number of shares outstanding used to compute diluted loss per share	16,663,746	16,663,746	16,656,576	16,656,576

(*) Share-based compensation expenses

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ECtel Ltd.

Consolidated Statements of Cash Flows

$ in thousands

Three months ended		Six months ended		Three months
June 30,		June 30,		ended March 31,
2007	2006	2007	2006	2007

Cash flows from operating activities

Net (loss) income for the period	(1,918)	272	(5,887)	716	(3,969)

Adjustments to reconcile net (loss) income to
cash provided by (used in) operating activities:

Depreciation and amortization	156	292	306	614	150
Accrued severance pay	49	(8)	133	(12)	84
Gain on sale of property, plant and equipment	-	-	-	(11)	-
Premium amortization of long-term marketable securities	-	48	7	111	7
(Increase) decrease in trade receivables	(1,347)	(2,194)	1,662	(1,512)	3,009
Decrease(increase) in other receivables	196	(314)	122	(102)	(74)
Share-based compensation expenses	125	170	970	338	845
Decrease (increase) in inventories	356	(266)	229	265	(127)
Increase in work in progress	(66)	-	(130)	-	(64)
Decrease in trade payables	(409)	(587)	(844)	(1,117)	(435)
Increase (decrease) in advances from customers	262	(127)	146	(1,116)	(116)
Decrease (increase) in related parties, net	288	1,459	314	(19)	26
(Increase) decrease in other payables and accrued liabilities	(888)	823	(1,535)	1,248	(647)
(Decrease) increase in liability for employee severance benefits	(146)	(72)	(572)	181	(426)

Net cash used in operating activities	(3,342)	(504)	(5,079)	(416)	(1,737)

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ECtel Ltd.

Consolidated Statements of Cash Flows (cont'd)

$ in thousands

Three months ended		Six months ended		Three months
June 30,		June 30,		ended March 31,
2007	2006	2007	2006	2007

Cash flows from investing activities

Investment in short-term investments, net	-	2,345	-	2,345	-
Investment in on property, plant and equipment	(102)	(127)	(141)	(581)	(39)
Payments in consideration with acquisition of newly consolidated subsidiaries	-	(570)	(158)	(1,185)	(158)
Long-term deposits withdrawal (funding)	17	(5)	32	(45)	15
Proceeds from sale of property, plant and equipment	-	-	-	11	-
Proceeds from maturity of long-term marketable securities	4,500	3,595	8,442	5,099	3,942
Investment in long-term marketable securities	(2,688)	-	(2,688)	(4,748)	-

Net cash provided by investing activities	1,727	5,238	5,487	896	3,760

Cash flows from financing activities

Issuance of ordinary shares	29	103	912	137	883

Net cash provided by financing activities	29	103	912	137	883

Net (decrease) increase in cash and cash equivalents	(1,586)	4,837	1,320	617	2,906

Cash and cash equivalents at beginning of the year	17,317	20,640	14,411	24,860	14,411

Cash and cash equivalents at end of the year	15,731	25,477	15,731	25,477	17,317

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